UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MAC FILMWORKS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

554151100

(CUSIP Number)

George R. Jarkesy, Jr.

John Thomas Bridge and Opportunity Fund, L.P.

3 Riverway, Suite 1800

 Houston, Texas 77056

281-748-3277

With a copy to:

Thomas D. Sherman, Esq.

The Proscenium, Ste. 1900

1170 Peachtree Street NE

Atlanta, GA 30309

281-748-3277

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554151100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Thomas Bridge and Opportunity Fund, L.P. EIN: 26-0212408

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ None

6.	Citizenship or Place of Organization John Thomas Bridge and Opportunity Fund, L.P., is a partnership formed under the laws of the State of Delaware, the United States of America.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,946,359

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,946,359

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,946,359

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.4%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value, (the “Common Stock”) of Mac Filmworks, Inc., a Delaware corporation, (the “Issuer”). The principal executive offices of the Issuer are located at 3 Riverway, Suite 1800, Houston Texas 77056.

Item 2.	Identity and Background

(a) This statement is filed by Thomas Bridge and Opportunity Fund, L.P. (the “Fund”), a Delaware limited partnership and John Thomas Capital Management Group, LLC, the managing general partner of the Fund (the “GP”), a Delaware limited liability company (together, the “Reporting Persons”).   The GP may be deemed to have beneficial ownership over the Shares reported herein by virtue of the discretion and authority granted to the GP to vote and to dispose of the securities held by the Fund pursuant to the Fund’s constituent documents.

(b) The principal business address of the Reporting Persons is 3 Riverway, Suite 1800, Houston, Texas 77056.

(c) The principal business of the Fund is investing in short to medium term debt and equity securities and in-force life insurance policies acquired in the life settlement transactions.  The principal business of the GP is to act as investment manager to the Fund and other investment funds.

(d) - (e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 30, 2007, the Fund entered into two transactions which collectively resulted in a beneficial ownership of 14,946,359 shares of all of the issued and outstanding shares of Common Stock of the Issuer as follows: (1) a Stock Purchase Agreement with Jim McCullough, Jr. (“Seller”) and the Issuer whereby the Fund purchased from Seller 11,100,205 shares of Common Stock for a total purchase price of $200,000; and (2) a Subscription Agreement with the Issuer whereby the Fund purchased 3,846,154 shares Common Stock for a total purchase price of $100,000.  The Shares were acquired with investment funds of the Fund under management by the GP.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Representatives of the Reporting Persons have engaged in discussions with management, members of the board of directors, other shareholders of the Issuer and other relevant parties (the “Interested Parties”) concerning, among other things, the business, operations, management, strategy, board composition and future plans of the Issuer, and may do so again in the future.  The Interested Parties have discussed the potential of a corporate merger which would include a corporate name change and possible change in the composition of the board of directors.  Discussions in connection with a possible merger transaction remain in early stages and do not currently represent any specific plan, proposal or merger candidate.

On December 3, 2007, the Issuer filed a definitive information statement on Schedule 14C with the SEC setting forth certain matters including the approval by the Reporting Persons of an amendment to the Issuer’s Certificate of Incorporation to implement a reverse stock split of the Issuer’s Common Stock at a ratio of not less than 10-for-1 and not greater than 30-for-1, with the exact ratio to be set within such range in the discretion of the board of directors.

Except as otherwise set forth herein, (i) the Fund, and to the best knowledge of the Fund, the executive officers or directors of the Fund, and (ii) the GP, and to the best knowledge of the GP, the executive officers, directors or control persons of the GP, has or have no specific plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the ordinary course based on regular investment decisions and except as the capital needs of the Issuer may require;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except for general discussions among the Interested Parties, as set forth above, regarding the potential of a merger transactions;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except for general discussions among the Interested Parties regarding changes in the composition of the board in the event of a merger;

(e) Any material change in the present capitalization or dividend policy of the Issuer, except with regard to the reverse stock split set forth in this Item 4;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Issuer Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of October 30, 2007, the Reporting Persons beneficially own an aggregate of 14,946,359 shares of Common Stock, which is equal to 62.4% of the Issuer’s issued and outstanding shares of Common Stock.

(b) The Reporting Persons have sole voting power and sole dispositive power over 14,946,359 shares of Common Stock.

(c) Purchases within the last sixty days:

None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2007

JOHN THOMAS BRIDGE AND OPPORTUNITY FUND, L.P.

By: John Thomas Capital Management Group, LLC
Its: General Partner

	By:	/s/ George R. Jarkesy, Jr.
George R. Jarkesy, Jr.
Its: Managing Member